Tazga LLC
Income Statement
01/01/2020 - 12/31/2020

Revenue

Gross Sales	$	763,741
Less: Sales Returns and Allowances	$	1,039
Net Sales	$	762,702

Cost of Goods Sold

Beginning Inventory	$	140,000
Add: Purchases	$	376,068
Less: Ending Inventory	$	196,000
Cost of Goods Sold	$	320,068
Gross Profit (Loss)	$	442,634

Selling, General & Administrative Expenses

Rent & Utilities	$	213,309
Salaries & Wages	$	115,675
Contractor Wages	$	3,269
Logistics & Supplies	$	54,329
Marketing & Website	$	10,562
Payroll & Sales Taxes	$	44,144
Conferences & Events	$	835
Meals & Entertainment	$	12,891
Repairs & Maintenance	$	8,125
Business Licenses & Insurance	$	6,612
Total Expenses	$	469,751
Net Operating Income	$	(27,117)

Other Income (Expense)

Interest Income (Expense)	$	(3,710)
Covid-19 Grant Income	$	40,000
Total Other Income (Expense)	$	36,290
Net Income (Loss)	$	9,173

Tazga LLC
Balance Sheet
As of 12/31/2020

Assets

Current Assets	Year 1
Cash	$10,000
Inventories	$196,000
Investments	$0
Pre-paid expenses	$0
Accounts receivable	$0
Other	$0
Total Current Assets	$206,000

Fixed Assets	Year 1
Property and equipment	$0
Leasehold improvements	$0
Equity and other investments	$0
Total Fixed Assets	$0

Total Assets	$ 206,000

Liabilities & Equity

Current Liabilities	Year 1
Rent Deferral	$59,996
Accounts payable	$15,608
Payroll and Sales Taxes Payable	$36,163
Other	$0
Total Current Liabilities	$111,767

Long-Term Liabilities	Year 1
Long-term Debt Payable	$0
Total Long-Term Liabilities	$0

Owner's Equity	Year 1
Investment capital	$94,233
Accumulated retained earnings	$0
Total Owner's Equity	$94,233

Total Liabilities & Equity	$ 206,000

Tazga LLC
Cash Flow Statement
01/01/2020 - 12/31/2020

Cash at Beginning of Year	$	470

Operating Activities
Cash receipts from		
Customers	$	762,702
Other Operations	$	-
Cash paid for		
Interest	$	3,710
Inventory purchases	$	376,068
Selling, general and administrative expenses	$	469,751
Net Cash Flow from Operations	$	(86,827)

Investing Activities
Cash receipts from		
Sale of investment securities	$	-
Collection of principal on loans	$	-
Sale of property and equipment	$	-
Cash paid for		
Making loans to other entities	$	-
Purchase of investment securities	$	-
Purchase of property and equipment	$	-
Net Cash Flow from Investing Activities	$	-

Financing Activities
Cash receipts from		
Borrowing	$	-
Capital contribution (1)	$	42,921
Covid-19 PPP Loan	$	25,500
Covid-19 Grant Income	$	40,000
Cash paid for		
Dividends	$	12,064
Repayment of loans	$	-
Repurchase of stock (treasury stock)	$	-
Net Cash Flow from Financing Activities	$	96,357

Net Increase in Cash	**$**	**9,530**

Cash at End of Year	$	10,000

(1) The capital contribution was made by Alan Ahmatovic to purchase 20% of Tazga's equity